# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rein Therapeutics, Inc., CIK 0001420565
CUSIP: 00887A204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 12407 N. Mopac Expy., Suite 250, Austin, Texas (TX), 78758
Date of event which requires filing of this statement: 05/06/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-117321
Filed by CIK 0001697316

## Reporting persons
- Bios Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,610,565; sole dispositive power 0; shared dispositive power 1,610,565; aggregate amount beneficially owned 1,610,565 (2.06% of the class)
  Comment: (1) Consists of (i) 188,293 shares of Common Stock (ii) 1,137,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held by Bios Fund I, LP ("Bios Fund I"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios Fund I pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons' herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios Fund would be convertible into an aggregate of 1,137,000 shares of Common Stock. The reported share number also excludes an additional 285,272 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund I, L.P., such Warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.(2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 118 out of 1,137 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS CAPITAL MANAGEMENT, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,797,502; sole dispositive power 0; shared dispositive power 7,797,502; aggregate amount beneficially owned 7,797,502 (9.99% of the class)
  Comment: (1) Consists of (i) 874,798 shares of Common Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, (ii) 5,280,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund would be convertible into an aggregate of 8,492,175 shares of Common Stock. The reported share number also excludes an additional 1,324,747 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Bios Capital Management, LP ("Bios Management") is a general partner of each of Bios Equity I, Bios Equity II, Bios Equity III and Bios Equity COF and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund. (2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 875 out of 5,280 shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons, and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund to purchase up to 1,675,010 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS FUND II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 398,767; sole dispositive power 0; shared dispositive power 398,767; aggregate amount beneficially owned 398,767 (0.51% of the class)
  Comment: (1) Consists of (i) 44,201 shares of Common Stock, (ii) 265,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (iii) 23,078 shares of Common Stock issuable upon exercise of warrants (the "Warrants") held by Bios Fund II, LP ("Bios Fund II"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock and Warrants held by Bios Fund II. The reported share number also excludes an additional 66,488 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund II, such Warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 44 out of 265 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons (iii) 66,488 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund II, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS FUND II QP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,302,654; sole dispositive power 0; shared dispositive power 1,302,654; aggregate amount beneficially owned 1,302,654 (1.67% of the class)
  Comment: (1) Consists of (i) 143,991 shares of Common Stock, (ii) 866,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (iii) 75,384 shares of Common Stock issuable upon exercise of warrants held by Bios Fund II QP, LP ("Bios Fund II QP"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios Fund II QP pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons' herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios Fund II QP would be convertible into an aggregate of 866,000 shares of Common Stock. The reported share number also excludes an additional 217,279 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund II QP, such Warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. (2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 144 out of 866 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons and (iii) 75,384 shares of Common Stock issuable upon exercise of Warrants.
- BIOS FUND II NT, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 173,217; sole dispositive power 0; shared dispositive power 173,217; aggregate amount beneficially owned 173,217 (0.22% of the class)
  Comment: (1) Consists of (i) 19,274 shares of Common Stock, (ii) 115,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (iii) 10,090 shares of Common Stock issuable upon exercise of warrants held by Bios Fund II NT, LP ("Bios Fund II NT"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock and Warrants held by Bios Fund II NT. The reported share number also excludes an additional 28,853 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund II NT, such Warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 19 out of 115 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons (iii) 10,090 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund II NT, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS EQUITY PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,249; sole dispositive power 0; shared dispositive power 1,249; aggregate amount beneficially owned 1,249 (0% of the class)
  Comment: (1) Consists of (i) 624 shares of Common Stock held directly by Bios Equity Partners, LP ("Bios Equity I") (ii) 22,293 shares of Common Stock held by Bios Fund I. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held in the aggregate by Bios Equity I and the Bios Equity I Funds pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned in the aggregate by the Bios Equity I Funds and Bios Equity I would be convertible into an aggregate of 3,276,000 shares of Common Stock. Bios Equity I is the general partner of each of the Bios Equity I Funds and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 624 out of 1 shares of Series X Preferred Stock held in the aggregate by the Bios Equity I Funds and Bios Equity I, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons
- BIOS CLINICAL OPPORTUNITY FUND, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,313,797; sole dispositive power 0; shared dispositive power 2,313,797; aggregate amount beneficially owned 2,313,797 (2.96% of the class)
  Comment: (1) Consists of (i) 224,000 shares of Common Stock, (ii) 1,356,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (ii) 393,578 shares of Common Stock issuable upon exercise of warrants held by Bios Clinical Opportunity Fund, LP ("Bios COF Fund"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons' herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios COF Fund would be convertible into an aggregate of 1,356,000 shares of Common Stock. The reported share number also excludes an additional 340,219 shares of Common Stock issuable upon exercise of Warrants held by Bios COF Fund, such Warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 224 out of 1,356 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons and (iii) 393,578 shares of Common Stock issuable upon exercise of Warrants.
- BIOS FUND III QP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,332,850; sole dispositive power 0; shared dispositive power 1,332,850; aggregate amount beneficially owned 1,332,850 (1.71% of the class)
  Comment: (1) Consists of (i) 110,000 shares of Common Stock, (ii) 667,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (ii) 388,500 shares of Common Stock issuable upon exercise of warrants held by Bios Fund III QP, LP ("Bios Fund III QP"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios Fund III QP pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons' herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios Fund III QP would be convertible into an aggregate of 667,000 shares of Common Stock. The reported share number also excludes an additional 167,350 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund III QP, such Warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 111 out of 667 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons (iii) 388,500 shares of Common Stock issuable upon exercise of Warrants.
- BIOS FUND III NT, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 214,346; sole dispositive power 0; shared dispositive power 214,346; aggregate amount beneficially owned 214,346 (0.27% of the class)
  Comment: (1) Consists of (i) 18,000 shares of Common Stock, (ii) 107,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (ii) 62,500 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund III NT, LP ("Bios Fund III NT"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock and Warrants held by Bios Fund III NT. The reported share number also excludes an additional 26,846 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund III NT, such Warrants also being subject to a 9.99% beneficial ownership limitation with respect2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 18 out of 107 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons (iii) 62,500 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund III NT, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS ADVISORS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,797,502; sole dispositive power 0; shared dispositive power 7,797,502; aggregate amount beneficially owned 7,797,502 (9.99% of the class)
  Comment: (1) Consists of (i) 874,798 shares of Common Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, (ii) 5,280,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund would be convertible into an aggregate of 8,492,175 shares of Common Stock. The reported share number also excludes an additional 1,324,747 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Bios Advisors GP, LLC ("Bios Advisors") is the general partner of Bios Management and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 875 out of 5,280 shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons, and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund to purchase up to 1,675,010 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS FUND III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 204,092; sole dispositive power 0; shared dispositive power 204,092; aggregate amount beneficially owned 204,092 (0.26% of the class)
  Comment: (1) Consists of (i) 17,000 shares of Common Stock, (ii) 102,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (ii) 59,500 shares of Common Stock issuable upon exercise of warrants held by Bios Fund III, LP ("Bios Fund III"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock and Warrants held by Bios Fund III. The reported share number also excludes an additional 25,592 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund III, such Warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 17 out of 102 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons (iii) 59,500 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund III, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS EQUITY COF, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,751,288; sole dispositive power 0; shared dispositive power 1,751,288; aggregate amount beneficially owned 1,751,288 (2.24% of the class)
  Comment: (1) Consists of (i) 145,000 shares of common stock (ii) 876,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held by Bios COF Fund and (ii) 510,500 shares of Common Stock issuable upon exercise of warrants held by Bios COF Fund. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios COF Fund would be convertible into an aggregate of 1,136,000 shares of Common Stock. The reported share number also excludes an additional 219,788 shares of Common Stock issuable upon exercise of Warrants held by Bios COF Fund, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Bios Equity COF, LP ("Bios Equity COF") is the general partner of Bios COF Fund and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by such entity. (2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 145 out of 876 shares of Series X Preferred Stock held by Bios COF Fund, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons and (iii) 256 shares of Common Stock issuable upon exercise of Warrants held by Bios COF Fund to purchase up to 568,000 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS EQUITY PARTNERS II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,874,638; sole dispositive power 0; shared dispositive power 1,874,638; aggregate amount beneficially owned 1,874,638 (2.4% of the class)
  Comment: (1) Consists of (i) 44,201 shares of Common Stock held by Bios Fund II, (ii) 143,991 shares of Common Stock held by Bios Fund II QP, (iii) 19,274 shares of Common Stock held by Bios Fund II NT, (iv) 462,731 shares of Common Stock held by Bios Co-Invest III, (v) 474,105 shares of Common Stock held by Bios Co-Invest III QP (together with Bios Fund II, Bios Fund II QP, Bios Fund II NT and Bios Co-Invest III, the "Bios Equity II Funds"), (vi) 1,246,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held in the aggregate by the Bios Equity II Funds and (vii) 937 shares of Common Stock issuable upon exercise of warrants held in the aggregate by the Bios Equity II Funds. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by the Bios Equity II Funds pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned in the aggregate by the Bios Equity II Funds would be convertible into an aggregate of 7,907,000 shares of Common Stock. The reported share number also excludes an additional 312,620 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity II Funds, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Bios Equity Partners II, LP ("Bios Equity II") is the general partner of each of the Bios Equity II Funds and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 207 out of 1,246 shares of Series X Preferred Stock held in the aggregate by the Bios Equity II Funds, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons and (iii) 937 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity II Funds to purchase up to 592,680 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS EQUITY PARTNERS III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,751,288; sole dispositive power 0; shared dispositive power 1,751,288; aggregate amount beneficially owned 1,751,288 (2.24% of the class)
  Comment: (1) Consists of (i) 145,000 shares of common stock (ii) 876,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held by Bios COF Fund and (ii) 510,500 shares of Common Stock issuable upon exercise of warrants held by Bios COF Fund. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios COF Fund would be convertible into an aggregate of 1,136,000 shares of Common Stock. The reported share number also excludes an additional 219,788 shares of Common Stock issuable upon exercise of Warrants held by Bios COF Fund, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Bios Equity Partners III, LP ("Bios Equity II") is the general partner of each of the Bios Equity III Funds and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by these entities. (2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 145 out of 876 shares of Series X Preferred Stock held by Bios COF Fund, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons and (iii) 256 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity III Funds to purchase up to 479,612 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- CAVU ADVISORS, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,797,502; sole dispositive power 0; shared dispositive power 7,797,502; aggregate amount beneficially owned 7,797,502 (9.99% of the class)
  Comment: (1) Consists of (i) 874,798 shares of Common Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, (ii) 5,280,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund would be convertible into an aggregate of 8,492,175 shares of Common Stock. The reported share number also excludes an additional 1,324,747 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Cavu Advisors, LLC ("Cavu Advisors") is the general partner of Cavu Management and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds and the Bios Equity III Funds. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 875 out of 5,280 shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons, and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund to purchase up to 1,675,010 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- CAVU MANAGEMENT, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,797,502; sole dispositive power 0; shared dispositive power 7,797,502; aggregate amount beneficially owned 7,797,502 (9.99% of the class)
  Comment: (1) Consists of (i) 874,798 shares of Common Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, (ii) 5,280,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision of the Certificate of Designation described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund would be convertible into an aggregate of 8,492,175 shares of Common Stock. The reported share number also excludes an additional 1,324,747 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Cavu Management, LP ("Cavu Management") is a general partner of each of Bios Equity I, Bios Equity II and Bios Equity III and, in its capacity as such, may be deemed to have shared voting and/or dispositive power with respect to securities directly held by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds and the Bios Equity III Funds. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 875 out of 5,280 shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons, and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund to purchase up to 1,675,010 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- LESLIE W. KREIS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,797,502; sole dispositive power 0; shared dispositive power 7,797,502; aggregate amount beneficially owned 7,797,502 (9.99% of the class)
  Comment: (1) Consists of 1,819 shares of Common Stock directly held by Circle K Invesco, LP ("Circle K"), over which Mr. Kreis has sole voting and investment control. Circle K is wholly owned by Mr. Kreis. The reported shares does not include the 106,000 shares of Common Stock issuable upon exercise of the 106 shares of Series X Preferred Stock held by Circle K, as such shares are subject to the 9.99% beneficial ownership limitation referenced below, and would not be exercisable after accounting for the 327,000 shares of Common Stock assumed to be issued upon the conversion of the Series X Preferred Stock as described below. (1) Consists of (i) 874,798 shares of Common Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds and the Bios Equity III Funds, (ii) 5,280,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds and the Bios Equity III Funds and (iii) 1,012,630 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, Bios Equity II Funds and Bios Equity III Funds. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds and the Bios Equity III Funds pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Circle K would be convertible into an aggregate of 8,492,175 shares of Common Stock. The reported share number also excludes an additional 1,324,747 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, Bios Equity II Funds and Bios Equity III Funds, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity I Funds, Bios Equity II Funds and Bios Equity III Funds. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 875 out of 5,280 shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Circle K, which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons and (iii) 620 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, Bios Equity II funds and Bios Equity III Funds to purchase up to 1,107,010 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- AARON G.L. FLETCHER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,797,502; sole dispositive power 0; shared dispositive power 7,797,502; aggregate amount beneficially owned 7,797,502 (9.99% of the class)
  Comment: (1) Consists of (i) 874,798 shares of Common Stock directly held by Dr. Fletcher (including 6,825 shares of Common Stock issuable upon exercise of options held by Dr. Fletcher, which are exercisable within 60 days of the date hereof), (ii) 446 shares of Common Stock directly held by KF Legacy Trust and (iii) 446 shares of Common Stock directly held by MF Legacy Trust. KF Legacy Trust and MF Legacy Trust are trusts formed for the benefit of Dr. Fletcher's children. Dr. Fletcher and his wife serve as trustees of each trust. The reported share number does not include the aggregate of 217,000 shares of Common Stock issuable upon exercise of the 106 shares of Series X Preferred Stock held in the aggregate by Dr. Fletcher, KF Legacy Trust and MF Legacy Trust (together, the "Fletcher Holders"), as such shares are subject to the 9.99% beneficial ownership limitation referenced below, and would not be exercisable after accounting for the 317,000 shares of Common Stock assumed to be issued upon the conversion of the Series X Preferred Stock as described below. (2) Consists of (i) 874,798 shares of Common Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, Bios Equity II Funds, Bios Equity III Funds and Bios COF Fund, (ii) 5,280,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, Bios Equity II Funds, Bios Equity III Funds and Bios COF Fund and (iii) 1,324,747 shares of Common Stock issuable upon Warrants held in the aggregate by the Bios Equity I Funds, Bios Equity II Funds, Bios Equity III Funds and Bios COF Fund. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, Bios Equity II Funds, Bios Equity III Funds and Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned in the aggregate by Bios Equity I, the Bios Equity I Funds, Bios Equity II Funds, Bios Equity III Funds, Bios COF Fund and the Fletcher Holders would be convertible into an aggregate of 8,492,175 shares of Common Stock. The reported share number also excludes an additional 1,674,079 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, Bios Equity II Funds, Bios Equity III Funds and Bios COF Fund, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to securities directly held by the Bios Equity I Funds, Bios Equity II Funds, Bios Equity III Funds and Bios COF Fund.2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 875 out of 5,280 shares of Series X Preferred Stock held in the aggregate by Bios Equity I, the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds, Bios COF Fund and the Fletcher Holders which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons and (iii) 931 shares of Common Stock issuable upon exercise of Warrants held in the aggregate by the Bios Equity I Funds, the Bios Equity II Funds, the Bios Equity III Funds and Bios COF Fund to purchase up to 1,675,010 shares of Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- BIOS FUND I QP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 941,887; sole dispositive power 0; shared dispositive power 941,887; aggregate amount beneficially owned 941,887 (1.21% of the class)
  Comment: (1) Consists of (i) 110,039 shares of Common Stock, (ii) 665,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock by held by Bios Fund I QP, LP ("Bios Fund I QP"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios Fund I QP pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios Fund I QP would be convertible into an aggregate of 665,000 shares of Common Stock. The reported share number also excludes an additional 166,848 shares of Common Stock issuable upon exercise of Warrants held by Bios Fund I QP, L.P., such Warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. (2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 110 out of 665 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.
- Bios LTI Co-Invest III QP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,303,099; sole dispositive power 0; shared dispositive power 4,303,099; aggregate amount beneficially owned 4,303,099 (5.51% of the class)
  Comment: (1) Consists of (i) 474,105 shares of Common Stock, (ii) 2,861,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and 924 shares of Common Stock issuable upon exercise of warrants held by Bios LTI Co-Invest III QP, LP ("Bios Co-Invest III QP"), and (iii) 250,172 shares of Common Stock issuable upon exercise of warrants. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios Co-Invest III QP pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios Co-Invest III QP would be convertible into an aggregate of 2,861,000 shares of Common Stock. The reported share number also excludes an additional 717,822 shares of Common Stock issuable upon exercise of Warrants held by Bios Co-Invest III QP, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 474 out of 2,861 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons (iii) 250,172 shares of Common Stock issuable upon exercise of Warrants.
- Bios LTI Co-Invest III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,198,037; sole dispositive power 0; shared dispositive power 4,198,037; aggregate amount beneficially owned 4,198,037 (5.38% of the class)
  Comment: (1) Consists of (i) 462,731 shares of Common Stock, (ii) 2,791,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (iii) 244,047 shares of Common Stock issuable upon exercise of warrants held by Bios LTI Co-Invest III, LP ("Bios Co-Invest III"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios Co-Invest III pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios Co-Invest III would be convertible into an aggregate of 2,791,000 shares of Common Stock. The reported share number also excludes an additional 700,259 shares of Common Stock issuable upon exercise of Warrants held by Bios Co-Invest III, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 463 out of 2,791 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons (iii) 244,047 shares of Common Stock issuable upon exercise of Warrants.
- Bios LTI SPV II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,487,007; sole dispositive power 0; shared dispositive power 1,487,007; aggregate amount beneficially owned 1,487,007 (1.91% of the class)
  Comment: (1) Consists of (i) 170,117 shares of Common Stock and (ii) 1,025,000 shares of Common Stock issuable upon conversion of shares of Series X Preferred Stock and (iii) 34,718 shares of Common Stock issuable upon exercise of warrants held by Bios LTI SPV II, LP ("Bios SPV II"). The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios SPV II pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons herein have provided such notice to decrease the beneficial ownership limitation to 9.99%. Without giving effect to this blocker provision, the Series X Preferred Stock owned by Bios SPV II would be convertible into an aggregate of 1,025,000 shares of Common Stock. The reported share number also excludes an additional 257,172 shares of Common Stock issuable upon exercise of Warrants held by Bios SPV II, such warrants also being subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons. 2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026; issuable upon conversion of 170 out of 1,025 shares of Series X Preferred Stock which may be converted to Common Stock at a ratio of 1 Series X Preferred Stock to 1,000 Common Stock, subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons (iii) 34,718 shares of Common Stock issuable upon exercise of Warrants.
- Bios 2026 Co-Invest, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.28% of the class)
  Comment: (1) Consists of (i) 1,000,000 shares of Common Stock held by Bios 2026 Co-Invest, LP2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026.
- Bios 2024 Co-Invest, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 562,695; sole dispositive power 0; shared dispositive power 562,695; aggregate amount beneficially owned 562,695 (0.72% of the class)
  Comment: (1) Consists of (i) 250,000 shares of Common Stock and 312,695 of shares of Common Stock issuable upon exercise of warrants. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon the voluntary conversion of the Series X Preferred Stock held by Bios COF Fund pursuant to the Certificate of Designation for the Series X Preferred Stock as a result of the blocker provision set forth in the Certificate of Designation and described in the following sentence. The Certificate of Designation provides that any holder of Series X Preferred Stock will not have a right to convert, subject to certain exceptions, the Series X Preferred Stock for Common Stock if, as a result of such conversion, the holder, together with its affiliates and other attribution parties, would hold 19.99% of the total number of shares of Common Stock then outstanding, subject to decrease upon written notice by the holder, and the Reporting Persons' herein have provided such notice to decrease the beneficial ownership limitation to 9.99%.2) Based on 78,039,032 shares of Common Stock outstanding, which consists of (i) 28,039,032 shares of Common Stock outstanding as of March 31, 2026, (ii) and 50,000,000 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2026;subject to a 9.99% beneficial ownership limitation with respect to all Reporting Persons.

## Item 1. Issuer
Name of issuer: Rein Therapeutics, Inc.
Address of issuer's principal executive offices: 12407 N. Mopac Expy., Suite 250, Austin, TEXAS, 78758

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by: i. Bios Fund I, LP, a Delaware limited partnership ("Bios Fund I"); ii. Bios Fund I QP, LP, a Delaware limited partnership ("Bios Fund QP I"); iii. Bios Fund II, LP, a Delaware limited partnership ("Bios Fund II"); iv. Bios Fund II QP, LP, a Delaware limited partnership ("Bios Fund II QP"); v. Bios Fund II NT, LP, a Delaware limited partnership ("Bios Fund II NT"); vi. Bios Fund III, LP, a Delaware limited partnership ("Bios Fund III"); vii. Bios Fund III QP, LP, a Delaware limited partnership ("Bios Fund III QP"); viii. Bios Fund III NT, LP, a Delaware limited partnership ("Bios Fund III NT"); ix. Bios Clinical Opportunity Fund, a Delaware limited partnership ("Bios COF Fund"); x. Bios LTI SPV II, LP, a Delaware limited partnership ("Bios SPV II"); xi. Bios LTI Co-Invest III, LP, a Delaware limited partnership ("Bios Co-Invest III"); xii. Bios LTI Co-Invest III QP, LP, a Delaware limited partnership ("Bios Co-Invest III QP") xiii. Bios Equity Partners, LP, a Texas limited partnership ("Bios Equity I"); xiv. Bios Equity Partners II, LP, a Texas limited partnership ("Bios Equity II"); xv. Bios Equity Partners III, LP, a Texas limited partnership ("Bios Equity III"); xvi. Bios Equity COF, LP, a Texas limited partnership ("Bios Equity COF"); xvii. Bios 2026 Co-Invest, LP, a Delaware limited partnership ("Bios 2026 Co-Invest"); xviii. Bios 2024 Co-Invest, LP, a Delaware limited partnership ("Bios 2024 Co-Invest"); xix. Cavu Management, LP, a Texas limited partnership ("Cavu Management"); xx. Bios Capital Management, LP, a Texas limited partnership ("Bios Management"); xxi. Cavu Advisors, LLC, a Texas limited liability company ("Cavu Advisors"); xxii. Bios Advisors GP, LLC, a Texas limited liability company ("Bios Advisors"); xxiii. Leslie Wayne Kreis, Jr., a United States citizen ("Mr. Kreis"); and xxiv. Aaron Glenn Louis Fletcher, Ph.D., a United States citizen ("Dr. Fletcher").
Address of principal business office or, if none, residence: 1751 River Run #400Fort Worth, TX 76107
Citizenship: Item 2(A) is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person's pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.
Percent of class: The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Shared power to vote or to direct the vote: The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition: The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition: The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: The Related Persons of this Schedule 13G are hereby incorporated by reference into this Item 9.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing AgreementExhibit 99.1 Power of Attorney

## Signatures
- Bios Fund I, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS CAPITAL MANAGEMENT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS FUND II, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS FUND II QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS FUND II NT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS EQUITY PARTNERS, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS CLINICAL OPPORTUNITY FUND, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS FUND III QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS FUND III NT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS ADVISORS GP, LLC: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS FUND III, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS EQUITY COF, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS EQUITY PARTNERS II, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- BIOS EQUITY PARTNERS III, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- CAVU ADVISORS, LLC: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- CAVU MANAGEMENT, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- LESLIE W. KREIS: /s/ John Fucci, John Fucci, as Attorney-in-Fact for Leslie W. Kreis, Jr. (05/07/2026)
- AARON G.L. FLETCHER: /s/ John Fucci, John Fucci, as Attorney-in-Fact for Aaron G.L. Fletcher (05/07/2026)
- BIOS FUND I QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- Bios LTI Co-Invest III QP, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- Bios LTI Co-Invest III, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- Bios LTI SPV II, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- Bios 2026 Co-Invest, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)
- Bios 2024 Co-Invest, LP: /s/ John Fucci, John Fucci/Attorney-in-Fact (05/07/2026)